

8x8, Inc.

For Immediate Release

8x8, Inc. Appoints Vikram Verma as Chief Executive Officer

Move Strengthens Management Depth and Positions the Company for Global Expansion; Bryan Martin Named Chief Technology Officer and Remains Chairman of the Board; Conference Call Today at 5:00 PM EDT

SAN JOSE, Calif., Sept. 9, 2013 – As it enters its next phase of growth, 8x8, Inc. (NASDAQ: EGHT) today announced the appointment of Vikram Verma, an accomplished global business executive and member of the 8x8 Board of Directors, as Chief Executive Officer, effective immediately. Former CEO Bryan Martin will assume the role of Chief Technology Officer and will continue as Chairman of the Board of Directors.

“8x8 has been an innovator in the industry and today is the leading provider of Unified Communications as a Service solutions,” said 8x8 Chairman of the Board and CTO Bryan Martin “Our next frontier is to scale domestically and globally to better serve our current multi-national customers as well as to bring our cloud communications services into new markets worldwide.”

“I’m looking forward to working with Vik and the rest of the management team to achieve these goals,” added Martin. “With a solid foundation in place, we now have a real opportunity to capture the growing mid-size and international market for our services. The expertise Vik brings in guiding growth technology companies on a global basis is what 8x8 needs to accelerate this plan.”

8x8 Lead Board Director Major General (Ret.) Guy Hecker said, ”After working closely with Vik for the past year and a half on the Board of Directors, the Board unanimously believes he brings the management, operational and international expertise to lead the Company through this next stage. Combined with Bryan’s technological vision and deep knowledge of the industry, 8x8 will be well equipped to aggressively pursue its strategic business objectives.”

Mr. Verma, who has served on 8x8’s Board of Directors since being recruited by Mr. Martin and General Hecker in January 2012, brings over 23 years of diverse executive experience to 8x8, including President of Strategic Venture Development at Lockheed Martin and Chairman of the Board and CEO of Savi Technology. As a member of the 8x8 Board, Mr. Verma has been instrumental in working with management to define the Company’s strategic plan for continued profitable growth through increased mid-market penetration, global expansion and ongoing investment in innovative unified and mobile communications services.

"I am honored to join the senior management team of 8x8 at this exciting time in the Company’s growth," said Verma. "8x8 is well positioned to take advantage of the significant global market opportunity that exists for cloud-based unified communications, a market that in the U.S. alone

is only about 10% penetrated. I look forward to working closely with Bryan, the Board of Directors, our senior leadership team, and the employees at 8x8 to build on the Company's current success and position the Company for continued growth across multiple domestic and international markets."

Mr. Verma was President of Strategic Venture Development for Lockheed Martin from October 2008 through August 2013. In that role, he successfully identified and executed opportunities for monetizing existing Lockheed Martin technologies and programs in new global commercial markets through collaborative technology incubators, intellectual property portfolio licensing and strategic partnerships with international corporations. From 2006-2008, Mr. Verma was the President of the IS&GS Savi Group, a Lockheed Martin technology and information services division providing real-time supply chain management and security solutions for government and commercial markets worldwide. Previously, he was Chairman of the Board and CEO of Savi Technology, Inc. (Savi), a leader in RFID-based tracking and security solutions and a pioneer in cloud-based managed service offerings. Savi was acquired by Lockheed Martin in 2006.

Mr. Verma began his career in 1990 at Savi as a Design Engineer, joining while it was pre-revenue. By 1994, he had been promoted to Chief Operating Officer, and in 1995 he helped negotiate the acquisition of Savi by Texas Instruments, which subsequently sold the business to Raytheon Company. Mr. Verma became President and CEO of Savi in 1997. In partnership with venture capitalists from Silicon Valley and Asia, he led the management buyout of Savi from Raytheon Company in May 1999. Over the next seven years, he engineered the transformation of the business through organic growth, expansion into the UK and continental Europe, the acquisition and integration of an Asia-based high technology company and the launch of a global joint venture with Hutchison Ports (a subsidiary of Hutchison Whampoa) to track and secure cargo containers worldwide via wireless and cellular networks.

Mr. Verma holds a B.S.E.E. degree from the Florida Institute of Technology, an M.S.E.degree from the University of Michigan in electrical engineering, and the graduate degree of Engineer in Electrical Engineering from Stanford University. He has been granted eight patents and has won numerous accolades, including being named one of 40 "Technology Pioneers" by the World Economic Forum, in Davos, Switzerland in 2003.

Conference Call Information

Management will host a conference call to discuss this announcement today, September 9, 2013 at 5:00 pm EDT. The call is accessible via the following numbers and webcast links:

Dial In: (877) 843-0417 (domestic); (408) 427-3791 (international)
Replay: (855) 859-2056 (domestic); (404) 537-3406 (international)

Conference ID: 55179445
Webcast: http://investors.8x8.com

Participants should plan to dial in or log on ten minutes prior to the start time. A telephonic replay of the call will be available three hours after the conclusion of the call until midnight September 15, 2013.

About 8x8, Inc.

8x8, Inc. (NASDAQ: EGHT) empowers business conversations for more than 33,000 small and medium-sized businesses with cloud communications services that include hosted PBX telephony, unified communications, call center software and video conferencing solutions. The company has been delivering business communications services since 2004 and has garnered a reputation for technical excellence and outstanding reliability. In 2012, 8x8 was named a market "leader" in Gartner's Magic Quadrant for Unified Communications as a Service (UCaaS) in North America and was recognized as the No. 1 Provider of Hosted IP Telephony by Frost & Sullivan and Synergy Research Group. For additional information, visit www.8x8.com, or connect with 8x8 on Google+, Facebook, LinkedIn and Twitter.

Forward Looking Statements

This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. These statements include, without limitation, information about future events based on current expectations, potential product development efforts, near and long-term objectives, potential new business, strategies, organization changes, changing markets, future business performance and outlook. Such statements are predictions only, and actual events or results could differ materially from those made in any forward-looking statements due to a number of risks and uncertainties. Actual results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors. These factors include, but are not limited to, customer acceptance and demand for our products and services, the reliability of our services, the prices for our services, customer renewal rates, customer acquisition costs, our ability to compete effectively in the hosted telecom services business, actions by our competitors, including price reductions for their telephone services, potential federal and state regulatory actions, compliance costs, potential warranty claims and product defects, our needs for and the availability of adequate working capital, our ability to innovate technologically, the timely supply of products by our contract manufacturers, and potential future intellectual property infringement claims and other litigation that could adversely affect our business and operating results. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in the Company's reports on Forms 10-K and 10-Q, as well as other reports that 8x8, Inc. files from time to time with the Securities and Exchange Commission. All forward-looking statements are qualified in their entirety by this cautionary statement, and 8x8, Inc. undertakes no obligation to update publicly any forward-looking statement for any reason, except as required by law, even as new information becomes available or other events occur in the future.

# # #

Contact:

8x8, Inc.
Joan Citelli, 408-654-0970
Joan.citelli@8x8.com